May 7, 2020

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Pre-Effective Amendment No. 1 to Registration Statement on Form N-4
SEC File Nos. 333-236099 and 811-05438
Prudential Annuities Life Assurance Corporation Variable Account B (Registrant)
Prudential Annuities Life Assurance Corporation (Depositor)

Members of the Commission:
Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, acceleration of the above-referenced Registration Statement on Form N-4 is hereby requested to May 12, 2020, or as soon thereafter as practicable.
If you have any questions, please call Richard Kirk at (203) 925-3707.
Very truly yours,
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE
ACCOUNT B
BY PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION

By: /s/Douglas E. Scully
Douglas E. Scully
Vice President

PRUDENTIAL ANNUITIES DISTRIBUTORS, INC.

By: /s/Mary O’Hara
Mary O’Hara
Assistant Secretary